FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 7/19/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing the completion of Usiminas’ capital increase process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: July 19, 2016

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium announces completion of Usiminas’ capital increase process

Luxembourg, July 19, 2016 – Ternium S.A. (NYSE: TX) announced today that, following the completion of the subscription process in connection with the previously-announced issuance of 200 million ordinary shares of Usinas Siderúrgicas de Minas Gerais – Usiminas at BRL5.0 per share, Usiminas’ extraordinary general shareholders’ meeting homologated the resulting BRL 1 billion capital increase and authorized the issuance of such ordinary shares.

Throughout the various stages of the subscription process, Ternium and its subsidiaries Siderar and Prosid have subscribed, in the aggregate, to 76.4 million ordinary shares for a total amount of BRL382.2 million (approximately USD110.9 million). In addition, on April 20, 2016, Ternium and its subsidiaries subscribed, in the aggregate, to 8.5 million preferred shares for a total amount of BRL10.9 million (approximately USD3.1 million).

Following the issuance of these ordinary shares, Ternium and its subsidiaries will own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group (including Ternium, Siderar, Prosid and Tenaris S.A.’s subsidiary Confab) will own 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.